UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Big Lots, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

089302103

(CUSIP Number)

JONATHAN DUSKIN MACELLUM CAPITAL MANAGEMENT, LLC 99 Hudson Street, 5th Floor New York, New York 10013 (212) 956-3008	FREDERICK DiSANTO c/o Ancora Advisors, llc 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 (216) 825-4000

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Macellum Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,103,112*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,103,112*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 250,000 Shares underlying long call options currently exercisable

2

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Macellum Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,103,112*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,103,112*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 250,000 Shares underlying long call options currently exercisable

3

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Macellum Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,103,112*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,103,112*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 250,000 Shares underlying long call options currently exercisable

4

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Jonathan Duskin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,103,112*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,103,112*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 250,000 Shares underlying long call options currently exercisable

5

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Ancora Merlin Institutional LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		924,914*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

924,914*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

924,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

PN

* Includes 221,600 Shares underlying long call options currently exercisable

6

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		91,754*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

91,754*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,754*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 22,000 Shares underlying long call options currently exercisable

7

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		815,511*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

815,511*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,511*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

PN

* Includes 177,600 Shares underlying long call options currently exercisable

8

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		61,268*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

61,268*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,268*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 12,800 Shares underlying long call options currently exercisable

9

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		712,156*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

712,156*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

712,156*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 162,400 Shares underlying long call options currently exercisable

10

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I SPC Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		606,740*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

606,740*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

606,740*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 153,600 Shares underlying long call options currently exercisable

11

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,212,343*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,212,343*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,212,343*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IA, OO

* Includes 750,000 Shares underlying long call options currently exercisable

12

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,212,343*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,212,343*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,212,343*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IN

* Includes 750,000 Shares underlying long call options currently exercisable

13

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Theresa R. Backes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Suzanne Biszantz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Andrew C. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Lynne Coté
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Steven S. Fishman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Aaron Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Jeremy I. Liebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP No. 089302103

1	NAME OF REPORTING PERSON

Cynthia S. Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP No. 089302103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Big Lots, Inc., an Ohio corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4900 E. Dublin-Granville Road, Columbus, Ohio 43081.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Macellum Opportunity Fund LP, a Delaware limited partnership (“Macellum Opportunity”);
(ii)	Macellum Management, LP, a Delaware limited partnership (“Macellum Management”), which serves as the investment manager of Macellum Opportunity;
(iii)	Macellum Advisors GP, LLC, a Delaware limited liability company (“Macellum GP”), which serves as the general partner of Macellum Opportunity;
(iv)	Jonathan Duskin, who serves as the sole member of Macellum GP and as a nominee for the Board of Directors of the Issuer (the “Board”) (collectively, with Macellum Opportunity, Macellum Management, Macellum GP, the “Macellum Group”);
(v)	Ancora Merlin Institutional LP, a Delaware limited partnership (“Ancora Merlin Institutional”);
(vi)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”);
(vii)	Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”);
(viii)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”);
(ix)	Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV I”);
(x)	Ancora Catalyst SPV I SPC Ltd, a Cayman Islands segregated portfolio company (“Ancora SPV I Ltd”);
22

CUSIP No. 089302103

(xi)

Ancora Advisors, LLC, a Nevada limited liability company (“Ancora Advisors”), which serves as the investment advisor to each of Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I and Ancora SPV I Ltd;

(xii)	Frederick DiSanto, who serves as the Chairman and Chief Executive Officer of Ancora Advisors (collectively, with Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I and Ancora SPV I Ltd, the “Ancora Funds”);
(xiii)	Theresa R. Backes, as a nominee for the Board;
(xiv)	Suzanne Biszantz, as a nominee for the Board;
(xv)	Andrew C. Clarke, as a nominee for the Board;
(xvi)	Lynne Coté, as a nominee for the Board;
(xvii)	Steven S. Fishman, as a nominee for the Board;
(xviii)	Aaron Goldstein, as a nominee for the Board;
(xix)	Jeremy I. Liebowitz, as a nominee for the Board; and
(xx)	Cynthia S. Murray, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Macellum Opportunity, Macellum Management, Macellum GP, and Messrs. Duskin and Goldstein is 99 Hudson Street, 5th Floor, New York, New York 10013. The address of the principal office of each of Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I, Ancora SPV I Ltd, Ancora Advisors and Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124. The principal business address of Ms. Backes is 1518 E. Verde Blvd., San Tan Valley, Arizona 85140. The principal business address of Ms. Biszantz is c/o Centric Brands Inc., 1500 N. El Centro, Los Angeles, California 90028. The principal business address of Mr. Clarke is 57 Groveland Terrace, Minneapolis, Minnesota 55403. The principal business address of Ms. Coté is 40 Myles Standish Blvd., Taunton, Massachusetts 02780. The principal business address of Mr. Fishman is 2618 Bulrush Lane, Naples, Florida 34105. The principal business address of Mr. Liebowitz is 138 W. 17th Street, #10, New York, New York 10011. The principal business address of Ms. Murray is 9959 Brassie Road, Naples, Florida 34108.

23

CUSIP No. 089302103

(c)       The principal business of Macellum Opportunity is investing in securities. The principal business of Macellum Management is serving as the investment manager for Macellum Opportunity.  The principal business of Macellum GP is serving as the general partner of Macellum Opportunity and Macellum Management.  The principal occupation of Mr. Duskin is serving as Chief Executive Officer of Macellum Capital Management, LLC. The principal business of each of the Ancora Funds is investing in securities.  The principal business of Ancora Advisors is serving as a registered investment advisor to certain of its affiliates, including each of Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I and Ancora SPV I Ltd. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Advisors. The principal occupation of Ms. Backes is as a private investor. The principal occupation of Ms. Biszantz is serving as the Global President and Chief Executive officer at Joe’s Jeans, BCBG and Herve Leger, divisions of Centric Brands Inc. The principal occupation of Mr. Clarke is serving on the board of directors of Element Fleet Management Corp. The principal occupation of Ms. Coté is serving as the President and Chief Executive Officer at Princess House. The principal occupation of Mr. Fishman is serving as President of SSF Resources, Inc. The principal occupation of Mr. Goldstein is serving as a Partner and Portfolio Manager at Macellum Capital Management, LLC. The principal occupation of Mr. Liebowitz is serving as a Founder of Alchemy-Rx. The principal occupation of Ms. Murray is serving as the Founder and Chief Executive Officer of Stanmore Partners.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Clarke, Duskin, Fishman, Goldstein and Liebowitz and Mses. Backes, Biszantz, Coté and Murray are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by each of Macellum Opportunity, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I and Ancora SPV I Ltd were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 853,112 Shares owned directly by Macellum Opportunity is approximately $17,703,961, including brokerage commissions. The aggregate purchase price of the call options referencing 250,000 Shares owned directly by Macellum Opportunity is approximately $333,700, excluding brokerage commissions.

24

CUSIP No. 089302103

The aggregate purchase price of the 703,314 Shares owned directly by Ancora Merlin Institutional is approximately $13,959,649, including brokerage commissions. The aggregate purchase price of the call options referencing 221,600 Shares owned directly by Ancora Merlin Institutional is approximately $298,650, excluding brokerage commissions. The aggregate purchase price of the 69,754 Shares owned directly by Ancora Merlin is approximately $1,380,661, including brokerage commissions. The aggregate purchase price of the call options referencing 22,000 Shares owned directly by Ancora Merlin is approximately $29,652, excluding brokerage commissions. The aggregate purchase price of the 637,911 Shares owned directly by Ancora Catalyst Institutional is approximately $12,332,248, including brokerage commissions. The aggregate purchase price of the call options referencing 177,600 Shares owned directly by Ancora Catalyst Institutional is approximately $240,612, excluding brokerage commissions. The aggregate purchase price of the 48,468 Shares owned directly by Ancora Catalyst is approximately $927,314, including brokerage commissions. The aggregate purchase price of the call options referencing 12,800 Shares owned directly by Ancora Catalyst is approximately $17,341, excluding brokerage commissions. The aggregate purchase price of the 549,756 Shares owned directly by Ancora SPV I is approximately $10,761,407, including brokerage commissions. The aggregate purchase price of the call options referencing 162,400 Shares owned directly by Ancora SPV I is approximately $220,020, excluding brokerage commissions. The aggregate purchase price of the 453,140 Shares owned directly by Ancora SPV I Ltd is approximately $9,666,514, including brokerage commissions. The aggregate purchase price of the call options referencing 153,600 Shares owned directly by Ancora SPV I Ltd is approximately $208,097, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 6, 2020, the Reporting Persons issued a press release, which included an open letter to the shareholders (the “Letter”), expressing their concerns with the Issuer’s poor stock price and operating performance, capital allocation strategy and rejection of at least one credible offer to monetize the Issuer’s real estate assets through a sale leaseback transaction, which could be worth over $1 billion to shareholders.  The Reporting Persons also announced the nomination of nine highly-qualified independent candidates for election to the Board at the Issuer’s 2020 annual meeting of shareholders (the “Annual Meeting”). The full text of the press release and Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

25

CUSIP No. 089302103

On February 28, 2020, Macellum Opportunity delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of nine highly-qualified candidates, Theresa R. Backes, Suzanne Biszantz, Andrew C. Clarke, Lynne Coté, Jonathan Duskin, Steven S. Fishman, Aaron Goldstein, Jeremy I. Liebowitz and Cynthia S. Murray (collectively, the “Nominees”), for election to the Board at the Annual Meeting. The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below. The Reporting Persons hope to continue to engage in constructive dialogue with the Issuer’s management team and Board regarding opportunities to unlock value at the Issuer, including changes to Board composition.

Theresa R. Backes, age 62, is currently a private investor after having most recently served as the Chief Operating Officer and Managing Director of IPP (Independent Pet Partners), LLC, which operates nearly 250 independent Premium and Natural Pet Wellness Centers across the United States, from August 2017 to August 2019. From November 2015 until August 2017, Ms. Backes served as Chief Operating Officer of Kriser’s Natural Pet, a retailer of natural pet food. From January 2014 to November 2015, Ms. Backes served as a consultant to several start-ups on a pro bono basis. From October 2007 until January 2014, Ms. Backes worked at Francesca’s Holdings Corporation, a U.S. women’s specialty value retailer, initially serving as Chief Operating Officer and later becoming President and Chief Operating Officer in January 2013. From 2004 until 2007, Ms. Backes served as the Vice President, Operations and Services at David’s Bridal. She also served in senior operations positions at Gap, Inc. (Sr. Director Operations – Banana Republic) and Gymboree (SVP Stores and Operations) for Gymboree Retail and Play Centers. Ms. Backes holds a BFA in Design from Arizona State University.

Suzanne Biszantz, age 49, has served as the Global President and Chief Executive officer at Joe’s Jeans, BCBG and Herve Leger, divisions of Centric Brands Inc. (NASDAQ: CTRC), a leading lifestyle brands collective, since December 2015. Previously, Ms. Biszantz served as Chief Executive Officer at La Perla North America, an upscale boutique designing high-fashion lingerie, loungewear, and sleepwear, from May 2008 to November 2015. Prior to that, Ms. Biszantz served in multiple roles for the Greg Norman Collection, a leading worldwide marketer of golf-inspired sportswear and a former division of Adidas/Reebok, including as the President and Chief Executive Officer from November 2001 to February 2008 and the General Manager, Vice President Sales, Merchandising and Planning from June 2001 to November 2001. From 1998 to 2001, she worked in a few roles of varying responsibility at Ashworth, Inc., a golf apparel and sportswear company, including as Vice President of Sales, Men’s and Women’s Sportswear. Before that, Ms. Biszantz worked in management positions within sales divisions at Eastern Pacific Apparel and Cobra Golf/Como Sport. Ms. Biszantz holds a B.A. in Media Arts from the University of Arizona, including minors in Communications and Political Science.

26

CUSIP No. 089302103

Andrew C. Clarke, age 49, has served on the board of directors of Element Fleet Management Corp (TSX: EFN), a fleet management services company, since June 2018. Mr. Clarke served as Chief Financial Officer of C.H. Robinson, Inc. (NASDAQ: CHRW), one of the world’s largest third party logistics and supply chain management providers, from June 2015 to March 2019. Previously, Mr. Clarke served as Chief Executive Officer and President at Panther Expedited Services, Inc. (“Panther Expedited”) (n/k/a Panther Premium Logistics), a wholly owned subsidiary of ArcBest Corporation (NASDAQ: ARCB), a logistics provider with expertise in ground expedite, air freight, international air and ocean freight and air charter, from July 2006 to February 2013. Prior to that, Mr. Clarke served as Chief Financial Officer, Senior Vice President and Treasurer at Forward Air Corporation (“Forward Air”) (NASDAQ: FWRD), a leading provider of ground transportation and related logistics services to the North American air freight and expedited LTL market, from 2001 to 2006. From 2000 to 2001, Mr. Clarke served as Senior Vice President, Chief Financial Officer and Treasurer at Logtech Corporation, a subsidiary of Forward Air and a transportation technology company that specialized in the delivery of real-time shipment information to shippers and transportation providers. Before that, Mr. Clarke worked in corporate finance analyst roles at financial services companies Deutsche Bank Alex. Brown and A.G. Edwards & Sons, Inc. Mr. Clarke has served on the board of directors of Direct ChassisLink Inc., a private company providing marine and domestic chassis and asset management services to the North American intermodal industry, since June 2019 and Rock-it Cargo USA LLC, a private company providing specialty freight forwarding and logistics services for clients in various entertainment industries, since November 2019. Previously, Mr. Clarke served on the boards of directors of Blount International, Inc. (formerly NYSE:BLT), a manufacturer of equipment, accessories and replacement parts for the global forestry, garden and construction industries, from April 2010 until it was acquired in April 2016, Pacer International, Inc. (formerly NASDAQ: PACR), one of the largest truck brokerage and intermodal marketing companies, from 2005 to 2009, Forward Air, from 2001 to 2006 and Panther Expedited, from 2006 to 2012. Mr. Clarke holds a B.S. from Washington University in St. Louis and an M.B.A. from the University of Chicago Booth School of Business.

Lynne Coté, age 54, has served as President and Chief Executive Officer at Princess House, a cookware and home accessories provider, since January 2020. Previously, Ms. Coté served as Chief Executive Officer of Cabi, a women’s fashion and clothing collection, from July 2013 to August 2019. Prior to that, Ms. Coté served as Chief Executive Officer and Chief Marketing Officer at Tribal Sportswear, a chic and casual women’s fashion boutique, from June 2009 to June 2013. Before that, Ms. Coté served in a variety of roles at Jones Apparel Group (formerly NYSE: JNY) (n/k/a Nine West Holdings), a designer, marketer and wholesaler of branded clothing, shoes and accessories, from 1998 to 2007, including most recently as Chief Executive Officer, Wholesale Bridge, Better & Moderate Apparel, Suits & Dresses, from 2005 to 2007. From 1996 to 1998, she served as Executive Vice President, Design & Production at John Paul Richard Inc., a retail company, and from 1983 to 1996, she served as Vice President, Design & Production at Notations, a women’s clothing company. Earlier in her career, she worked as Product Development Manager, Associate Buyer Private Label at J.C. Penney Company, Inc. (NYSE: JCP), a department store chain. Ms. Coté holds a B.A. in Economics and Public Policy from the University of North Carolina at Chapel Hill.

27

CUSIP No. 089302103

Jonathan Duskin, age 52, has served as Chief Executive Officer of Macellum Capital Management, LLC, a Delaware limited liability company (“Macellum Capital”), which operates a New York-based pooled investment fund, since July 2009, and as the sole member of Macellum Advisors GP, LLC, which is the general partner of Macellum Capital, since September 2011. From January 2005 to February 2008, Mr. Duskin served as a Managing Director and Partner at Prentice Capital Management, LP, an investment management firm. From March 2002 to January 2005, Mr. Duskin was a Managing Director at S.A.C. Capital Associates LLC, a New York-based hedge fund. From January 1998 to January 2002, Mr. Duskin was a Managing Director at Lehman Brothers Inc., an investment bank, and served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. Mr. Duskin has served on the board of directors of Citi Trends, Inc. (NASDAQ: CTRN), a retail clothing chain selling discounted products targeted primarily at urban customers, since May 2017, and Christopher & Banks Corporation (OTC: CBKC), a retail company, since June 2016. Mr. Duskin previously served on the boards of directors of The Wet Seal, Inc., Whitehall Jewelers, Inc. and Furniture.com Inc. Mr. Duskin holds a B.A. in Finance and Economics from the University of Massachusetts at Amherst.

Steven S. Fishman, age 69, currently serves as President of SSF Resources, Inc., a retail consulting and investment services company, since May 2013. From May 2013 to May 2016, Mr. Fishman served as a consultant to Big Lots, Inc. (NYSE: BIG), a discount retail operator, after having served as its Chairman, Chief Executive Officer and President from July 2005 until May 2013. Prior to that, Mr. Fishman served as Chairman, Chief Executive Officer and Chief Restructuring Officer at Rhodes Furniture, a retail furniture company, from July 2004 to June 2005, after having served as a member of the board of directors from 1999 to 2004. From September 2001 to December 2002, Mr. Fishman served as Chairman, Chief Executive Officer and Chief Restructuring Officer of Frank’s Nursery & Crafts, Inc., a lawn and garden specialty retailer. Prior to that, Mr. Fishman served as Chairman and Chief Executive Officer for Pamida Holdings Corporation (formerly ASE: PAM) (“Pamida”), a discount general merchandise chain, from 1993 until it was acquired by ShopKo in 1999. Prior to Pamida, Mr. Fishman held several senior executive merchandising positions within Federated Department Stores, Inc. and the May Company (which have since been combined and are n/k/a Macy’s Inc.). Previously, Mr. Fishman served on the board of The Columbus Partnership and was formerly a member of the Board of Trustees of Columbia College. Since September 2012, he serves as the Vice Chairman of the Steven and Barbara Fishman Center for Entrepreneurship. Mr. Fishman earned his B.B.A. focused in Personal Management from Columbia College.

Aaron Goldstein, age 37, has served as a Partner and Portfolio Manager at Macellum Capital since April 2014. Prior to that, Mr. Goldstein served as an Analyst at Millennium Management LLC, a New York-based pooled investment fund, from March 2013 to May 2013. Previously, he served as an Analyst at Scopus Asset Management, L.P., a hedge fund, from June 2012 to February 2013. Before that, Mr. Goldstein served as a Vice President at JPMorgan Chase & Co. (NYSE: JPM), an American multinational investment bank and financial services holding company, from March 2008 to June 2012. From May 2005 to March 2008, Mr. Goldstein served as an Analyst at the Bear Stearns Companies, Inc. (formerly NYSE: BSC), a global investment bank, securities trading and brokerage firm. Earlier in his career, he served as a consultant to Telsey Advisory Group LLC, a research, trading, banking and consulting brokerage firm focused on the consumer sector. Mr. Goldstein earned his Bachelor of Arts in economics from Trinity College.

28

CUSIP No. 089302103

Jeremy I. Liebowitz, age 50, has served as a Founder of Alchemy-Rx, a strategy, marketing and eCommerce agency, since October 2018. Prior to that, he held a series of executive positions at Newell Brands Inc. (NASDAQ: NWL), a worldwide marketer of consumer and commercial products with a portfolio of brands, where he eventually became the division CEO of Global eCommerce, from June 2013 to June 2018. Mr. Liebowitz was the Vice President of Digital Commerce & Marketing of Jarden Corporation, a consumer products company, from November 2007 to April 2013. From April 2006 to August 2007, Mr. Liebowitz was a Director of Customer Marketing at L Brands, Inc. (NYSE: LB), a fashion retailer. He was Assistant Vice President of eCommerce and Direct Marketing at TracFone Wireless, Inc., a prepaid mobile virtual network operator, from February 2004 to April 2006. He was a consultant in consumer marketing/ eCommerce from January 2002 to February 2004. He was the Vice President of Marketing at Gerald Stevens, Inc., and a Senior Manager of Marketing at 1800flowers.com (NASDAQ: FLWS), from January 1999 to 2002 and August 1995 to December 1998, respectively. Mr. Liebowitz received his B.A. from the University of Southern California.

Cynthia S. Murray (Cinny), age 62, is the Founder and has served as Chief Executive Officer of Stanmore Partners, a senior leadership consultant to CEOs, private equity firms, and start-ups, since July 2018. From January 2017 to July 2018, she was the President of Full Beauty Brands, a plus size women’s and men’s apparel and home goods holding company. Prior to that, she was the President of Chico’s Brand, FAS, Inc. (NYSE: CHS), a women’s clothing chain, from February 2009 to September 2016. From 2004 to 2009, Ms. Murray served as the Executive Vice President and Chief Merchandise Officer of Stage Stores, Inc., a department store specializing in retail brand names in apparel, home, fragrance and shoes. She was also the Senior Vice President of Merchandising at Talbots, Inc., a specialty retailer for women’s apparel, from 1998 to 2004. Ms. Murray was also the Vice President of Saks Off Fifth, an off-price division of Saks Fifth Avenue, responsible for all women’s apparel, from 1997 to 2009. Ms. Murray served on the Board of Directors of Francesca’s Collections, a specialty retailer offering women’s apparel, jewelry, shoes accessories and gift items, from 2008 to 2009. She currently serves on the Board of Trustees and was the Honorary Chair of the Naples Shelter for Women and Children. Additionally, she serves on the Board of Governors for the FSU School of Business and was inducted to the Florida State University College of Business Hall of Fame in 2014. She holds a B.S. in Business from the Florida State University.

29

CUSIP No. 089302103

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons have had and anticipate having further discussions with management and the Board of the Issuer relating to the Issuer’s underperformance, overall business strategy, board composition (which include reconstitution of the Board), corporate governance, management accountability, capital allocation, and the evaluation of strategic alternatives. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 39,202,000 Shares outstanding as of February 1, 2020 as reported in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2020. The Shares reported outstanding appear to be an estimate and may not be precise.

A.	Macellum Opportunity
(a)	As of the close of business on March 5, 2020, Macellum Opportunity beneficially owned directly 1,103,112 Shares, including 250,000 Shares underlying long call options.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,103,112
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,103,112

(c)	The transactions in the securities of the Issuer by Macellum Opportunity during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

30

CUSIP No. 089302103

B.	Macellum Management
(a)	As the investment manager of Macellum Opportunity, Macellum Management may be deemed the beneficial owner of the 1,103,112 Shares beneficially owned by Macellum Opportunity, including 250,000 Shares underlying long call options.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,103,112
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,103,112

(c)	Macellum Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Macellum Opportunity during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Macellum GP
(a)	As the general partner of Macellum Opportunity, Macellum GP may be deemed the beneficial owner of the 1,103,112 Shares beneficially owned by Macellum Opportunity, including 250,000 Shares underlying long call options.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,103,112
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,103,112

(c)	Macellum GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Macellum Opportunity during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
31

CUSIP No. 089302103

D.	Jonathan Duskin
(a)	Mr. Duskin, as the sole member of Macellum GP, may be deemed the beneficial owner of the 1,103,112 Shares beneficially owned by Macellum Opportunity, including 250,000 Shares underlying long call options.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,103,112
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,103,112

(c)	Mr. Duskin has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Macellum Opportunity during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Ancora Merlin Institutional
(a)	As of the close of business on March 5, 2020, Ancora Merlin Institutional beneficially owned directly 924,914 Shares, including 221,600 Shares underlying long call options.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 924,914
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 924,914

(c)	The transactions in the securities of the Issuer by Ancora Merlin Institutional during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
32

CUSIP No. 089302103

F.	Ancora Merlin
(a)	As of the close of business on March 5, 2020, Ancora Merlin beneficially owned directly 91,754 Shares, including 22,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 91,754
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 91,754

(c)	The transactions in the securities of the Issuer by Ancora Merlin during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Ancora Catalyst Institutional
(a)	As of the close of business on March 5, 2020, Ancora Catalyst Institutional beneficially owned directly 815,511 Shares, including 177,600 Shares underlying long call options.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 815,511
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 815,511

(c)	The transactions in the securities of the Issuer by Ancora Catalyst Institutional during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
33

CUSIP No. 089302103

H.	Ancora Catalyst
(a)	As of the close of business on March 5, 2020, Ancora Catalyst beneficially owned directly 61,268 Shares, including 12,800 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 61,268
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 61,268

(c)	The transactions in the securities of the Issuer by Ancora Catalyst during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Ancora SPV I
(a)	As of the close of business on March 5, 2020, Ancora SPV I beneficially owned directly 712,156 Shares, including 162,400 Shares underlying long call options.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 712,156
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 712,156
34

CUSIP No. 089302103

J.	Ancora SPV I Ltd
(a)	As of the close of business on March 5, 2020, Ancora SPV I Ltd beneficially owned directly 606,740 Shares, including 153,600 Shares underlying long call options.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 606,740
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 606,740

(c)	The transactions in the securities of the Issuer by Ancora SPV I Ltd during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Ancora Advisors
(a)	As the investment advisor to each of Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I and Ancora SPV I Ltd, Ancora Advisors may be deemed to beneficially own the (i) 924,914 Shares beneficially owned directly by Ancora Merlin Institutional, including 221,600 Shares underlying long call options, (ii) 91,754 Shares beneficially owned directly by Ancora Merlin, including 22,000 shares underlying long call options, (iii) 815,511 Shares beneficially owned directly by Ancora Catalyst Institutional, including 177,600 Shares underlying long call options, (iv) 61,268 Shares beneficially owned directly by Ancora Catalyst, including 12,800 Shares underlying long call options, (v) 712,156 Shares beneficially owned directly by Ancora SPV I, including 162,400 Shares underlying long call options and (vi) 606,740 Shares beneficially owned directly by Ancora SPV I Ltd, including 153,600 Shares underlying long call options.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,212,343
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,212,343

(c)	Ancora Advisors has not entered into any transactions in the securities of the Issuer during the past sixty days The transactions in the securities of the Issuer by each of Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I and Ancora SPV I Ltd during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
35

CUSIP No. 089302103

L.	Mr. DiSanto
(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Advisors, may be deemed to beneficially own the (i) 924,914 Shares beneficially owned directly by Ancora Merlin Institutional, including 221,600 Shares underlying long call options, (ii) 91,754 Shares beneficially owned directly by Ancora Merlin, including 22,000 shares underlying long call options, (iii) 815,511 Shares beneficially owned directly by Ancora Catalyst Institutional, including 177,600 Shares underlying long call options, (iv) 61,268 Shares beneficially owned directly by Ancora Catalyst, including 12,800 Shares underlying long call options, (v) 712,156 Shares beneficially owned directly by Ancora SPV I, including 162,400 Shares underlying long call options and (vi) 606,740 Shares beneficially owned directly by Ancora SPV I Ltd, including 153,600 Shares underlying long call options.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,212,343
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,212,343

(c)	Mr. DiSanto has not entered into any transactions in the securities of the Issuer during the past sixty days The transactions in the securities of the Issuer by each of Ancora Advisors, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I and Ancora SPV I Ltd during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Messrs. Clarke, Fishman, Goldstein and Liebowitz and Mses. Backes, Biszantz, Coté and Murray
(a)	As of the close of business on March 5, 2020, Messrs. Clarke, Fishman, Goldstein and Liebowitz and Mses. Backes, Biszantz, Coté and Murray did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Messrs. Clarke, Fishman, Goldstein and Liebowitz and Mses. Backes, Biszantz, Coté and Murray have not entered into any transactions in the securities of the Issuer during the past sixty days.

36

CUSIP No. 089302103

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 2, 2020, Macellum Opportunity purchased in the over the counter market American-style call options referencing an aggregate of (i) 250,000 Shares, which have an exercise price of $17.50 and expire on April 17, 2020 and (ii) 250,000 Shares, which have an exercise price of $20.00 and expire on April 17, 2020, as further described on Schedule A hereto. The call options having an exercise price of $20.00 and an expiration date of April 17, 2020 were subsequently sold prior to April 17, 2020 and, accordingly, Macellum Opportunity no longer has any exposure to such call options.

On March 2, 2020, Ancora Merlin Institutional purchased in the over the counter market American-style call options referencing an aggregate of (i) 221,600 Shares, which have an exercise price of $17.50 and expire on April 17, 2020 and (ii) 221,600 Shares, which have an exercise price of $20.00 and expire on April 17, 2020, Ancora Merlin purchased in the over the counter market American-style call options referencing an aggregate of (i) 22,000 Shares, which have an exercise price of $17.50 and expire on April 17, 2020 and (ii) 22,000 Shares, which have an exercise price of $20.00 and expire on April 17, 2020, Ancora Catalyst Institutional purchased in the over the counter market American-style call options referencing an aggregate of (i) 177,600 Shares, which have an exercise price of $17.50 and expire on April 17, 2020 and (ii) 177,600 Shares, which have an exercise price of $20.00 and expire on April 17, 2020, Ancora Catalyst purchased in the over the counter market American-style call options referencing an aggregate of (i) 12,800 Shares, which have an exercise price of $17.50 and expire on April 17, 2020 and (ii) 12,800 Shares, which have an exercise price of $20.00 and expire on April 17, 2020, Ancora SPV I purchased in the over the counter market American-style call options referencing an aggregate of (i) 162,400 Shares, which have an exercise price of $17.50 and expire on April 17, 2020 and (ii) 162,400 Shares, which have an exercise price of $20.00 and expire on April 17, 2020, and Ancora SPV I Ltd purchased in the over the counter market American-style call options referencing an aggregate of (i) 153,600 Shares, which have an exercise price of $17.50 and expire on April 17, 2020 and (ii) 153,600 Shares, which have an exercise price of $20.00 and expire on April 17, 2020, as further described on Schedule A hereto. The call options having an exercise price of $20.00 and an expiration date of April 17, 2020 were subsequently sold prior to April 17, 2020 and, accordingly, each of Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I and Ancora SPV I Ltd no longer has any exposure to such call options.

All transactions with respect to securities of the Issuer as reported on Schedule A are incorporated herein by reference.

On January 31, 2020, the Macellum Group, the Ancora Funds, Ancora Advisors and Mr. DiSanto entered into a Group Agreement (the “Group Agreement”) in which, among other things, (a) the parties agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to form a group for the purpose of working together to enhance shareholder value of the Issuer, including soliciting proxies for the election of persons to be nominated by the parties to the Board at the Annual Meeting (the “Solicitation”), (c) the parties agreed to provide notice to a representative of the Ancora Funds of all purchases of securities of the Issuer, and to not sell any securities of the Issuer without the prior written consent of the other parties, (d) the parties agreed that once their ownership of Shares exceeds 5% of the Issuer’s outstanding Shares, they shall provide written notice to their legal counsel in addition to the representative of the Ancora Funds of each such transaction, (e) the Macellum Group and the Ancora Funds agreed to bear all out-of-pocket costs and expenses incurred in connection with their activities, subject to certain limitations, on a pro rata basis based on the number of Shares (or Share equivalents in the case any long call options are owned by the parties) of the Issuer directly or indirectly owned by each of the Macellum Group and the Ancora Funds, and (f) the parties agreed that any SEC filing, press release, public shareholder communication or Issuer communication proposed to be made or issued by the parties in connection with their activities shall be mutually agreeable between the parties. The Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On February 28, 2020, the Nominees (other than Mr. Duskin) entered into a joinder agreement pursuant to which they agreed to be bound by the terms of the Group Agreement (the “Joinder Agreement”). Pursuant to the Joinder Agreement, such Nominees also agreed (i) not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Issuer, (ii) not to undertake any expenses in connection with his or her involvement with the Issuer, and (iii) not to communicate on behalf of the Reporting Persons with regards to the Issuer, all without the prior written consent of the Macellum Group. The Joinder Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

37

CUSIP No. 089302103

On February 28, 2020, Macellum Opportunity, Ancora Catalyst Institutional, Ancora Merlin and Ancora Catalyst entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees, except Mr. Duskin, pursuant to which each of Macellum Opportunity, Ancora Catalyst Institutional, Ancora Merlin and Ancora Catalyst have agreed to indemnify such Nominees against claims arising from the Solicitation and any related transactions. A form of the Indemnification Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Each of the Nominees, except Messrs. Duskin and Goldstein, has granted Jonathan Duskin and Aaron Goldstein powers of attorney (“Powers of Attorney”) to execute certain SEC filings and other documents in connection with the Solicitation. A form of the Powers of Attorney is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Shareholders, dated March 6, 2020.
99.2

Group Agreement by and among Macellum Opportunity Fund LP, Macellum Management, LP, Macellum Advisors GP, LLC, Jonathan Duskin, Ancora Merlin Institutional LP, Ancora Merlin, LP, Ancora Catalyst Institutional, LP, Ancora Catalyst, LP, Ancora Catalyst SPV I LP, Ancora Catalyst SPV I SPC Ltd, Ancora Advisors, LLC and Frederick DiSanto, dated January 31, 2020.

99.3

Joinder Agreement by and among Macellum Opportunity Fund LP, Macellum Management, LP, Macellum Advisors GP, LLC, Jonathan Duskin, Ancora Merlin Institutional LP, Ancora Merlin LP, Ancora Catalyst Institutional LP, Ancora Catalyst LP, Ancora Catalyst SPV I LP, Ancora Catalyst SPV I SPC Ltd, Ancora Advisors, LLC, Frederick DiSanto, Theresa R. Backes, Suzanne Biszantz, Andrew C. Clarke, Lynne Coté, Steven S. Fishman, Aaron Goldstein, Jeremy I. Liebowitz and Cynthia S. Murray, dated February 28, 2020.

99.4	Form of Indemnification Agreements.
99.5	Form of Powers of Attorney.

38

CUSIP No. 089302103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2020

Macellum Opportunity Fund LP

By:	Macellum Advisors GP, LLC its general partner

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

Macellum Management, LP

By:	Macellum Advisors GP, LLC its general partner

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

Macellum Advisors GP, LLC

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

/s/ Jonathan Duskin

Jonathan Duskin

Individually and as attorney-in-fact for Theresa R. Backes, Suzanne Biszantz, Andrew C. Clarke, Lynne Coté, Steven S. Fishman, Aaron Goldstein, Jeremy I. Liebowitz and Cynthia S. Murray

39

CUSIP No. 089302103

Ancora Merlin Institutional LP

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Merlin, LP

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst Institutional, LP

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst, LP

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst SPV I LP

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

40

CUSIP No. 089302103

Ancora Catalyst SPV I SPC Ltd

By:	Ancora Advisors, LLC, its Investment Manager

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Advisors, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
Frederick DiSanto

41

CUSIP No. 089302103

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

Macellum Opportunity Fund LP

Purchase of Common Stock	3,700	27.2119	01/22/2020
Purchase of Common Stock	3,800	26.5077	01/23/2020
Purchase of Common Stock	1,000	26.8744	01/24/2020
Purchase of Common Stock	2,000	27.5120	01/30/2020
Purchase of Common Stock	5,700	27.1182	01/31/2020
Purchase of Common Stock	5,500	28.1395	02/03/2020
Purchase of Common Stock	5,000	27.9961	02/04/2020
Purchase of Common Stock	3,000	28.2800	02/05/2020
Purchase of Common Stock	15,708	27.9598	02/06/2020
Purchase of Common Stock	15,996	27.1911	02/07/2020
Purchase of Common Stock	6,030	27.1968	02/10/2020
Short Sale of March 20, 2020 Put Options ($27.50 Strike Price)	(157)	2.5401	02/10/2020
Purchase of Common Stock	15,868	27.2360	02/11/2020
Short Sale of March 20, 2020 Put Options ($27.50 Strike Price)	(78)	2.5497	02/11/2020
Purchase of Common Stock	15,868	26.9539	02/12/2020
Purchase of Common Stock	19,835	26.0616	02/13/2020
Short Sale of March 20, 2020 Put Options ($27.50 Strike Price)	(26)	2.6508	02/13/2020
Purchase of Common Stock	17,273	25.4498	02/14/2020
Short Sale of March 20, 2020 Put Options ($25.00 Strike Price)	(52)	1.8500	02/14/2020
Purchase of Common Stock	17,273	25.5904	02/18/2020
Purchase of Common Stock	17,921	25.6723	02/19/2020
Purchase of Common Stock	42,437	25.8605	02/20/2020
Purchase of Common Stock	93,294	25.3612	02/21/2020
Purchase of Common Stock	10,950	24.9724	02/24/2020
Purchase of Common Stock	9,589	24.5511	02/25/2020
Purchase of Common Stock	10,550	23.7078	02/26/2020
Purchase of Common Stock	7,219	23.3721	02/27/2020
Purchase of Common Stock	165,725	15.8788	02/28/2020
Sale of Common Stock	(101,807)	16.2877	03/02/2020
Purchase of April 17, 2020 Call Options ($17.50 Strike Price)	2,500	1.3348	03/02/2020
Purchase of April 17, 2020 Call Options ($20.00 Strike Price)	2,500	0.6177	03/02/2020
Sale of April 17, 2020 Call Options ($20.00 Strike Price)	(2,500)	0.4689	03/03/2020
Purchase of Common Stock	251,433	17.2709	03/03/2020
Purchase of Common Stock	86,000	17.5445	03/04/2020
Purchase of Common Stock	106,250	18.0144	03/04/2020

Ancora Merlin Institutional LP

Short Sale of March 20, 2020 Put Options $(27.50 Strike Price)	(450)	2.8396	01/23/2020
Purchase of Common Stock	11,338	27.8475	02/04/2020
Purchase of Common Stock	4,514	27.9754	02/06/2020
Purchase of Common Stock	4,461	27.2067	02/07/2020
Purchase of Common Stock	1,708	27.2133	02/10/2020
Purchase of Common Stock	4,494	27.2516	02/11/2020
Purchase of Common Stock	4,494	26.9695	02/12/2020
Purchase of Common Stock	5,617	26.0770	02/13/2020
Purchase of Common Stock	7,831	25.4651	02/14/2020
Purchase of Common Stock	7,831	25.6057	02/18/2020
Purchase of Common Stock	8,125	25.6876	02/19/2020
Purchase of Common Stock	27,563	25.8756	02/20/2020
Purchase of Common Stock	60,596	25.3762	02/21/2020
Purchase of Common Stock	42,826	24.9875	02/24/2020
Purchase of Common Stock	38,541	24.5662	02/25/2020
Purchase of Common Stock	41,240	23.7229	02/26/2020
Purchase of Common Stock	28,192	22.3872	02/27/2020
Purchase of Common Stock	25,608	15.8939	02/28/2020
Sale of Common Stock	(9,809)	16.2877	03/02/2020
Purchase of April 17, 2020 Call Options $(17.50 Strike Price)	2,216	1.3477	03/02/2020
Purchase of April 17, 2020 Call Options $(20.00 Strike Price)	2,216	0.6306	03/02/2020
Sale of April 17, 2020 Call Options $(20.00 Strike Price)	(2,216)	0.4559	03/03/2020
Purchase of Common Stock	158,681	17.2859	03/03/2020
Purchase of Common Stock	25,699	17.5596	03/04/2020
Purchase of Common Stock	91,004	18.0144	03/04/2020

Ancora MERLIN, LP

Short Sale of March 20, 2020 Put Options ($27.50 Strike Price)	(50)	2.8396	01/23/2020
Purchase of Common Stock	1,163	27.8494	02/04/2020
Purchase of Common Stock	390	27.9812	02/06/2020
Purchase of Common Stock	385	27.2126	02/07/2020
Purchase of Common Stock	147	27.2288	02/10/2020
Purchase of Common Stock	388	27.2574	02/11/2020
Purchase of Common Stock	388	26.9753	02/12/2020
Purchase of Common Stock	485	26.0818	02/13/2020
Purchase of Common Stock	713	25.4683	02/14/2020
Purchase of Common Stock	713	25.6089	02/18/2020
Purchase of Common Stock	740	25.6907	02/19/2020
Purchase of Common Stock	2,626	25.8765	02/20/2020
Purchase of Common Stock	5,774	25.3766	02/21/2020
Purchase of Common Stock	4,212	24.9880	02/24/2020
Purchase of Common Stock	3,791	24.5668	02/25/2020
Purchase of Common Stock	4,056	23.7234	02/26/2020
Purchase of Common Stock	2,773	22.3880	02/27/2020
Purchase of Common Stock	2,519	15.8948	02/28/2020
Sale of Common Stock	(1,011)	16.2877	03/02/2020
Purchase of April 17, 2020 Call Options ($17.50 Strike Price)	220	1.3478	03/02/2020
Purchase of April 17, 2020 Call Options ($20.00 Strike Price)	220	0.6307	03/02/2020
Sale of April 17, 2020 Call Options ($20.00 Strike Price)	(220)	0.4558	03/03/2020
Purchase of Common Stock	15,706	17.2861	03/03/2020
Purchase of Common Stock	2,557	17.5605	03/04/2020
Purchase of Common Stock	9,000	18.0147	03/04/2020

Ancora Catalyst Institutional, LP

Short Sale of March 20, 2020 Put Options $(27.50 Strike Price)	(465)	2.8295	01/23/2020
Purchase of Common Stock	11,624	27.8486	02/04/2020
Purchase of Common Stock	4,563	27.9748	02/06/2020
Purchase of Common Stock	4,509	27.2061	02/07/2020
Purchase of Common Stock	1,726	27.2118	02/10/2020
Purchase of Common Stock	4,542	27.2510	02/11/2020
Purchase of Common Stock	4,542	26.9689	02/12/2020
Purchase of Common Stock	5,678	26.0766	02/13/2020
Purchase of Common Stock	7,949	25.4648	02/14/2020
Purchase of Common Stock	7,949	25.6054	02/18/2020
Purchase of Common Stock	8,247	25.6873	02/19/2020
Purchase of Common Stock	28,235	25.8755	02/20/2020
Purchase of Common Stock	62,073	25.3762	02/21/2020
Purchase of Common Stock	12,586	24.9874	02/24/2020
Purchase of Common Stock	11,330	24.5661	02/25/2020
Purchase of Common Stock	12,123	23.7228	02/26/2020
Purchase of Common Stock	8,288	22.3871	02/27/2020
Purchase of Common Stock	7,528	15.8938	02/28/2020
Purchase of Common Stock	21,291	16.2877	03/02/2020
Purchase of April 17, 2020 Call Options $(17.50 Strike Price)	1,776	1.3548	03/02/2020
Purchase of April 17, 2020 Call Options $(20.00 Strike Price)	1,776	0.6277	03/02/2020
Sale of April 17, 2020 Call Options $(20.00 Strike Price)	(1,776)	0.4588	03/03/2020
Purchase of Common Stock	166,208	17.2859	03/03/2020
Purchase of Common Stock	51,169	17.5595	03/04/2020
Purchase of Common Stock	79,546	18.0144	03/04/2020

Ancora Catalyst, LP

Short Sale of March 20, 2020 Put Options $(27.50 Strike Price)	(35)	2.8295	01/23/2020
Purchase of Common Stock	875	27.8644	02/04/2020
Purchase of Common Stock	341	27.9891	02/06/2020
Purchase of Common Stock	337	27.2208	02/07/2020
Purchase of Common Stock	129	27.2743	02/10/2020
Purchase of Common Stock	339	27.2655	02/11/2020
Purchase of Common Stock	339	26.9834	02/12/2020
Purchase of Common Stock	424	26.0852	02/13/2020
Purchase of Common Stock	595	25.4666	02/14/2020
Purchase of Common Stock	595	25.6072	02/18/2020
Purchase of Common Stock	618	25.6885	02/19/2020
Purchase of Common Stock	1,784	25.8755	02/20/2020
Purchase of Common Stock	3,921	25.3762	02/21/2020
Purchase of Common Stock	868	24.9874	02/24/2020
Purchase of Common Stock	781	24.5661	02/25/2020
Purchase of Common Stock	835	23.7228	02/26/2020
Purchase of Common Stock	571	22.3896	02/27/2020
Purchase of Common Stock	519	15.8981	02/28/2020
Purchase of Common Stock	1,888	16.2877	03/02/2020
Purchase of April 17, 2020 Call Options $(17.50 Strike Price)	128	1.3548	03/02/2020
Purchase of April 17, 2020 Call Options $(20.00 Strike Price)	128	0.6277	03/02/2020
Sale of April 17, 2020 Call Options $(20.00 Strike Price)	(128)	0.4588	03/03/2020
Purchase of Common Stock	13,411	17.2859	03/03/2020
Purchase of Common Stock	4,330	17.5595	03/04/2020
Purchase of Common Stock	6,172	18.0144	03/04/2020

Ancora Catalyst SPV I LP

Purchase of Common Stock	42,348	25.8755	02/20/2020
Purchase of Common Stock	93,098	25.3762	02/21/2020
Purchase of Common Stock	13,694	24.9874	02/24/2020
Purchase of Common Stock	22,317	24.5661	02/25/2020
Purchase of Common Stock	46,878	23.7228	02/26/2020
Purchase of Common Stock	43,169	22.3871	02/27/2020
Purchase of Common Stock	39,210	15.8938	02/28/2020
Purchase of Common Stock	11,556	16.2877	03/02/2020
Purchase of April 17, 2020 Call Options $(17.50 Strike Price)	1,624	1.3548	03/02/2020
Purchase of April 17, 2020 Call Options $(20.00 Strike Price)	1,624	0.6277	03/02/2020
Sale of April 17, 2020 Call Options $(20.00 Strike Price)	(1,624)	0.4588	03/03/2020
Purchase of Common Stock	137,725	17.2859	03/03/2020
Purchase of Common Stock	30,245	17.5595	03/04/2020
Purchase of Common Stock	69,516	18.0144	03/04/2020

Ancora Catalyst SPV I SPC Ltd

Purchase of Common Stock	14,484	27.9748	02/06/2020
Purchase of Common Stock	14,312	27.2061	02/07/2020
Purchase of Common Stock	5,460	27.2118	02/10/2020
Short Sale of March 20, 2020 Put Options $(27.50 Strike Price)	(143)	2.5205	02/10/2020
Purchase of Common Stock	14,369	27.2510	02/11/2020
Short Sale of March 20, 2020 Put Options $(27.50 Strike Price)	(72)	2.5310	02/11/2020
Purchase of Common Stock	14,369	26.9689	02/12/2020
Short Sale of March 20, 2020 Put Options $(27.50 Strike Price)	(24)	2.6312	02/12/2020
Purchase of Common Stock	17,961	26.0766	02/13/2020
Short Sale of March 20, 2020 Put Options $(25.00 Strike Price)	(47)	1.8300	02/14/2020
Purchase of Common Stock	15,639	25.4648	02/14/2020
Purchase of Common Stock	15,639	25.6054	02/18/2020
Purchase of Common Stock	16,225	25.6873	02/19/2020
Purchase of Common Stock	36,956	25.8755	02/20/2020
Purchase of Common Stock	81,244	25.3762	02/21/2020
Purchase of Common Stock	14,864	24.9874	02/24/2020
Purchase of Common Stock	13,381	24.5661	02/25/2020
Purchase of Common Stock	14,318	23.7228	02/26/2020
Purchase of Common Stock	9,788	22.3871	02/27/2020
Purchase of Common Stock	8,891	15.8938	02/28/2020
Sale of Common Stock	(11,108)	16.2877	03/02/2020
Purchase of April 17, 2020 Call Options $(17.50 Strike Price)	1,536	1.3548	03/02/2020
Purchase of April 17, 2020 Call Options $(20.00 Strike Price)	1,536	0.6277	03/02/2020
Sale of April 17, 2020 Call Options $(20.00 Strike Price)	(1,536)	0.4588	03/03/2020
Purchase of Common Stock	92,836	17.2859	03/03/2020
Purchase of Common Stock	63,512	18.0144	03/04/2020